SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

January 9, 2015

VIA EDGAR

John M. Ganley, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Park View BDC, Inc. Registration Statement on Form N-2 SEC File Nos. 333-198981 and 814-1102

Dear Mr. Ganley:

On behalf of Credit Suisse Park View BDC , Inc. (the “Fund”) (formerly Credit Suisse Corporate Credit Solutions, Inc.), set forth below are the Fund’s responses to the written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 27, 2014, regarding the Fund’s Registration Statement on Form N-2 (File No. 333-198981) (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. References to the “Amendment” contained herein are to the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed with the SEC concurrently with this letter.

John M. Ganley, Esq.

January 9, 2015

PROSPECTUS

Cover Page

1.          Comment: The term “Corporate Credit” in the Fund’s name suggests that the Fund will invest in corporate debt securities. Rule 35d-1 under the Investment Company Act of 1940 requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Please disclose a policy stating that the Fund will invest, under normal circumstances, at least 80% of the value of its assets in corporate debt securities.

Response:  The Fund advises the Staff that its name will be changed to Credit Suisse Park View BDC, Inc. at the time of the Fund’s conversion into a corporation, and the disclosure in the Amendment has been revised accordingly.

2.          Comment: The first paragraph states that the Fund qualifies as an “emerging growth company” under applicable SEC rules. Please disclose the effect on the Fund, if any, of qualifying as an emerging growth company.

Response:  The Fund advises the Staff that it does not intend to take advantage of any benefits associated with qualifying as an “emerging growth company” under applicable SEC rules. Therefore, the Fund advises the Staff that it has removed all references to qualifying as an “emerging growth company.”

3.          Comment: The second paragraph states that the Fund will invest in secured and unsecured debt. Please disclose the quality and maturity of the debt in which the Fund will invest.

Response:  The Fund has revised disclosure on the cover page of the Amendment in response to the Staff’s comment.

4.          Comment: Please set forth in bold face type the bullets appearing after the fifth paragraph.

Response:  The Fund has set forth in bold face type the bullets appearing after the fifth paragraph on the cover page of the Amendment in response to the Staff’s comment.

5.          Comment: The fourth bullet in the list states that the Fund expects to repurchase only a limited number shares. Please revise the referenced bullet to state that the Fund will not repurchase any shares until at least the fourth calendar quarter of 2015 and will repurchase no

John M. Ganley, Esq.

January 9, 2015

more than 5% of shares outstanding in any calendar quarter. See “Share Liquidity Strategy” page 110.

Response:  The Fund has revised the disclosure in the fourth bullet on the cover page of the Amendment in response to the Staff’s comment.

Prospectus Summary — Credit Suisse Corporate Credit Solutions, Inc. (Page 1)

6.          Comment: Please move the description of the history of the CCS Group (the last paragraph on page 1 and the first paragraph on page 2), to the next section, captioned “Corporate History and Information.”

Response: The Fund has revised the disclosure on pages 1 and 2 of the Amendment in response to the Staff’s comment.

Prospectus Summary — Corporate History and Information (Page 2)

7.          Comment: The first paragraph of this section states that Credit Suisse Alternative Capital, LLC contributed $221 million to the Fund. Credit Suisse Loan Funding then sold a portfolio of secured loans to the Fund for $206 million. Both entities are indirect wholly-owned subsidiaries of Credit Suisse. Please inform us whether any Credit Suisse affiliate continues to own any securities issued by any of the parties to the secured loans. We may have additional comments after reviewing your response.

Response:  The Fund advises the Staff that certain accounts of Credit Suisse, for which it exercises investment discretion, continue to hold non-control investments in portfolio companies in which the Fund also has an investment.

Prospectus Summary — Portfolio Composition (Page 3)

8.          Comment: Please describe the credit quality of the Fund’s initial portfolio. Prospectus Summary — Credit Suisse Asset Management, LLC (Page 3).

Response:  The Fund has revised the disclosure on page 1 of the Amendment in response to the Staff’s comment.

John M. Ganley, Esq.

January 9, 2015

9.          Comment: The fifth paragraph of this section states that the CCS Team will “focus on the goals of preserving capital and generating attractive risk-adjusted returns.” The Cover Page states that the “investment objective is to generate current income, and to a lesser extent, capital appreciation . . . .” Please reconcile these statements.

Response:  The Fund has revised the disclosure on page 4 of the Amendment in response to the Staff’s comment.

10.        Comment: This section presents the performance of the CCS Team Portfolio since January 2012. The Division has permitted a fund to present performance of accounts of a registered investment adviser that were managed in a substantially similar manner to the fund. See Nicholas-Applegate Mutual Funds (SEC No-Action pub. avail. Aug. 6, 1996). The Division also has permitted prospectus disclosure of the performance of a portfolio manager who moves from one registered adviser to another registered adviser. See Bramwell Growth Fund (SEC No-Action pub. avail. Aug. 7, 1997). It is not clear how the performance information presented here is consistent with those no-action letters. Please provide us with an analysis explaining the legal basis for presentation of the CCS Team’s performance. In addition, please respond to the following:

Response:  As noted in the Staff’s comment, the SEC has permitted new registrants to include performance information of a similar fund that is or was managed by the same portfolio managers or registered investment adviser provided, among other things, such performance information “is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectuses.” See Nicholas-Applegate Mutual Funds (SEC No-Action pub. avail. Aug. 6, 1996). The Fund believes that the performance information included in the Registration Statement is not presented in a misleading manner and that it does not obscure or impede understanding of information that is required to be included in the prospectus. In particular, as noted below, the performance information presented in the Registration Statement is the performance of a separately tracked proprietary trading book of Credit Suisse Loan Funding LLC (“Loan Funding”) (the “Trading Book”) established by the Investment Banking Division of Credit Suisse, which was managed entirely and solely by the CCS Team as employees of Credit Suisse Securities (USA) LLC. The investment activity in the Trading Book constituted the entirety of all assets managed by the CCS Team at Credit Suisse. Loan Funding functioned as a holding entity for a number of separately tracked and managed books, which were treated separately and distinctly within Loan Funding. Funds invested by the Trading Book were originated specifically for investment by the CCS Team and were not diverted away from any other books within Loan Funding. The CCS Team’s Trading Book was originated, managed and tracked separate and apart from all other books within Loan Funding. Consequently, the performance information presented in the Registration Statement tracks only

John M. Ganley, Esq.

January 9, 2015

the performance of the Trading Book, managed by the CCS Team, which was essentially managed as a separate and distinct account separate and apart from any other books within Loan Funding. In addition, the investments in the Trading Book were originated and managed in substantially the same manner as the CCS Team currently manages and intends to continue to manage the Fund’s portfolio. Furthermore, none of the other books within Loan Funding are or were managed in a substantially similar manner as was the Trading Book. As a result, and based, in part, on the information provided below, the Fund believes that the performance data presented in the Registration Statement is presented in a manner consistent with the guidance of the Staff.

•	During the performance period shown, was the CCS Team employed by an investment adviser registered under the Investment Advisor’s Act of 1940?

Response:  The Fund advises the Staff that the CCS Team was employed by Credit Suisse Securities (USA) LLC, a registered investment adviser, during the performance period as shown. However, Credit Suisse Securities (USA) LLC was not acting in the capacity of a registered adviser in having the CCS Team manage the Trading Book.

•	Other than loans originated by the CCS Team, did the CCS Group, while part of Credit Suisse’s Investment Banking Division, originate any loans to middle-market companies?

Response:  The Fund advises the Staff that other than the loans originated by the CCS Team, the CCS Group did not originate any loans to middle-market companies.

•	The prospectus states that the Fund has purchased a portfolio of loans, originated by the CCS Team, from Credit Suisse Loan Funding LLC (“Loan Funding”). Did the Fund purchase substantially all of the assets of Loan Funding, or did the Fund purchase only a portion of Loan Funding’s assets?

Response:  The Fund advises the Staff that it purchased an approximately $206 million portfolio of investments that represents a separately managed and tracked proprietary trading book within Loan Funding. The portfolio of investments purchased by the Fund represents a small portion of the assets from Loan Funding, however, it represents 100% of the Trading Book, which represents all of the assets that were originated and managed by the CCS Team. Since the formation of the CCS Group in late 2011, the CCS Team has ramped up and grown the portfolio of investments that made up the Trading Book to approximately $206 million at

John M. Ganley, Esq.

January 9, 2015

September 5, 2014. The Fund’s portfolio of investments has subsequently grown to approximately $210 million at November 30, 2014. The growth in the portfolio since late 2011 is based primarily on market conditions and the CCS Team’s ability ramp up the portfolio of investments by originating new investments, first within the Trading Book and currently within the Fund’s portfolio.

•	Did any investment professionals other than the members of the CCS Team provide services to Loan Funding?

Response:  Yes, however no other investment professionals, other than the members of the CCS Team, provided services to Loan Funding with respect to the Trading Book. The other investment professionals that provide services to Loan Funding provide such services in connection with various other businesses, all of which were tracked separate and apart from the Trading Book.

•	Did the CCS Team originate loans other than the loans in Loan Funding?

Response:  The Fund advises the Staff that the CCS Team did not originate loans other than the portfolio of loans in the Trading Book, which were subsequently purchased by the Fund.

•	The prospectus states that the CCS Team is comprised of four investment professionals, including Jens Ernberg and Thomas Hall, the senior members of the team. Please identify the other members of the Team, their roles and how long they have served on the Team.

Response:  The Fund is managed by the CCS Team using a team-based approach. However, Mr. Ernberg and Mr. Hall are the lead portfolio managers for the Fund and are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. The other two junior members of the CCS Team are Eric Lee and Melissa Valcovic, each of whom is responsible for diligence, structuring, credit risk evaluation and portfolio monitoring under the joint supervision of Messrs. Ernberg and Hall.

John M. Ganley, Esq.

January 9, 2015

•	Other than the four investment professionals noted in the prospectus, have any other investment professionals served on the CCS Team since its formation. If so, please identify those professionals, their roles and periods of service for the Team.

Response:  The Fund advises the Staff that no other investment professionals have served on the CCS Team since its formation.

•	Does the performance represent all the performance of the CCS Team, i.e., did it manage any other investments?

Response:  The Fund advises the Staff that the performance presented represents only the performance of the CCS Team and that the CCS Team did not manage or originate any other investments during its existence.

•	Does the performance presented represent returns of a partial account, a single account or a composite of multiple accounts?

Response:  The Fund advises the Staff that the performance presented represents the performance of a portfolio of investments held in a separately tracked proprietary trading book within Loan Funding, which was managed only by the CCS Team.

•	The prospectus states that investment decisions for the Fund must be made by unanimous decision of the Investment Committee. The Investment Committee is comprised of Jens Ernberg, Thomas Hall and John Popp. Has John Popp ever served as a member of the CCS Team?

Response:  The Fund advises the Staff that Mr. Popp is not and has never been a member of the CCS Team. As Global Head and Chief Investment Officer of the Credit Investments Group (of which the CCS Team is a part), Mr. Popp has significant experience generally in the asset class and provides an experienced, outside view on the Investment Committee. This is similar to the CCS Team’s investment process prior to their joining Credit Suisse’s Asset Management business, where a member of Credit Suisse’s Credit Risk Management team would provide an experienced, outside view on the appropriateness of each investment.

John M. Ganley, Esq.

January 9, 2015

•	The last paragraph on page 3 states that the CCS Team will manage the Fund utilizing substantially similar investment objectives, investment policies and investment strategies as it used to manage the CCS Team Portfolio. We note that other disclosure states that the portfolio of loans purchased from Loan Funding, which were originated by the CCS Team, is comprised of 99.2% senior secured loans. The Fund, however, may invest in a number of investments other than senior secured loans, including unsecured debt (mezzanine loans) (page 3); investments in large U.S. companies, foreign companies, stressed or distressed debt, structured products, or private equity (page 1); and other funds (page 15). In addition, the prospectus indicates that although the CCS Team has previously originated its loans, the Fund may make open-market secondary purchases (page 1). Finally, the Fund expects to use leverage through a Credit Facility. Given these differences, please explain why the investment style of the Proprietary Account should be deemed substantially similar to that of the Fund.

Response: The Fund advises the Staff that the CCS Team has extensive experience managing a variety of investments including unsecured debt (mezzanine loans), investments in large U.S. companies, foreign companies, stressed or distressed debt, structured products, private equity and other funds. The Trading Book and the Fund have investment objectives, polices and strategies that are substantially the same and invest in the same types of investments. The current composition of the Fund’s portfolio is market driven, and although the current portfolio is comprised primarily of senior secured loans, the CCS Team’s past performance includes other types of investments referenced above and in the prospectus.

We may have additional comments after reviewing your response.

Prospectus Summary — Distribution Policy (Page 10)

11.        Comment:  Please disclose here that the Fund may make return of capital distributions. See Prospectus, page 87. Please state that a return of capital is a return to investors of a portion of their original investment in the Fund, and describe the short term and long term tax implications for shareholders.

Response:  The Fund has revised the disclosure on page 12 of the Amendment in response to the Staff’s comment.

John M. Ganley, Esq.

January 9, 2015

Prospectus Summary — Adviser Fees — Management Fee (Page 12)

12.        Comment: This section provides that initially the advisory fee rate will be 1.50% of average gross assets, excluding cash and cash equivalents. After any listing of common stock on a national securities exchange, the advisory fee will increase to an annual rate of 1.75% of average gross assets, including cash and cash equivalents. Disclosure elsewhere provides that the Fund will not seek a liquidity event, such as listing on an exchange for seven years. Please explain the Board’s considerations which led it to conclude that (1) listing on an exchange justifies a fee rate increase (e.g., other services that will be provided), and (2) it is appropriate to fix the advisory fee rate now for a time period at least seven years in the future.

Response: The Fund advises the Staff that the Board was aware that listed closed-end funds and mutual funds, including those for which they serve as Board members, charge fees on the basis of total assets, including fees on assets that may temporarily be invested in cash or cash equivalents. They recognize the difference between this temporary situation – where a fund is otherwise fully invested – and the situation at the outset of this Fund – where a large amount of capital will be contributed but will require time to invest. As a consequence, the Board approved a fee that differentiated when and whether payments would be based on assets including or excluding cash. In terms of the advisory fee rate, the Board differentiated between the rate prior to and after a listing not based on differential services but based on what is acceptable to the marketplace. Accordingly, the Board approved the higher rate as reasonable but approved a lower rate prior to a listing based on the Adviser’s view that the lower rate would be more acceptable for the types of investors to which the Fund initially would be marketed. The Board was advised of the Adviser’s willingness to accept the lower rate to facilitate the initial offering period.

This approach is analogous to waivers employed by other business development companies, such as TPG Specialty Lending, Inc., which waived part of its management fee until its initial public offering (TPG Specialty Lending, Inc., Form 10K/A (filed as March 14, 2014). In structuring the fee the way it did, the Board was aware that stockholder approval, with its attendant costs, would be required to change the fee at a later point. The fee structure eliminates the need to expend Fund assets at such time as the Fund becomes listed.

13.        Comment: The second sentence of this section provides that the management fee will be based on “average gross assets . . . at the end of our two most recently completed calendar months.” This language is confusing. Please clarify how average gross assets are determined.

John M. Ganley, Esq.

January 9, 2015

Response:  The Fund respectfully advises the Staff that such requested disclosure is included in the last two sentences of this section, beginning with the sentence “[f]or purposes of the Investment Advisory Agreement, gross assets means. . . .”

Prospectus Summary — Adviser Fees — Incentive Fee (Page 12)

14.        Comment: This section provides that “[t]he portion of the Incentive Fee based on income is determined and paid . . . by reference to our aggregate pre-Incentive Fee net investment income . . . .” (Emphasis added). The incentive fee, however, on page 13, is set forth in terms of “Ordinary Income”, which is defined to include not only investment income, such as interest and dividends, but “any other income (including any other fees, such as commitment origination, structuring, diligence and consulting fees but excluding fees for providing significant managerial assistance)”. Please explain why it is appropriate for an incentive fee based on investment income to include certain fee income.

Response:  The Fund respectfully advises the Staff that it believes it is appropriate for the incentive fee to be based on investment income because the fee income will be included in the amount that must be distributed to the Fund’s stockholders in order for it to maintain its RIC status and is classified as a component of net investment income in its Consolidated Statements of Operations. Consequently, stockholders will receive the benefit of the fees through the distribution of the fees. Moreover, by including certain fee income in the incentive fee based on investment income, the Adviser is incentivized to pursue opportunities that will generate additional fees for the Fund, and ultimately its stockholders.

The Fund also respectfully advises the Staff that other business development companies such as Business Development Corporation of America, FS Investment Corp., Medley Capital Corp. and others include such fees in their pre- incentive fee based on investment income.

Fees and Expenses — Stockholder transaction expenses (Page 16)

15.        Comment: The amount disclosed for offering expenses is 0.30%. Disclosure on the cover page of the registration statement states that offering costs are estimated to be $1,500,000 which will be 0.30% based on gross proceeds of $500,000,000. The “Annual Expenses” portion of the fee table is based on an offering of $260,000,000 (see footnote 4 to fee table). Please explain why amounts in the “Shareholder Transaction Expenses” and “Annual Expenses” are based on different gross proceeds amounts and why this is appropriate.

John M. Ganley, Esq.

January 9, 2015

Response:  The Fund advises the Staff that the offering expenses are based on the projected total expected gross proceeds of $500,000,000. In contrast, the Fund based the Annual Expenses on $260,000,000 because this is the expected proceeds during the first twelve months of the offering. The Fund respectfully advises the Staff that using the expected proceeds from the first twelve month period more accurately reflects the expected annual costs to the investor during the twelve months following the commencement of the offering.

Fees and Expenses — Annual expenses (Page 16)

16.        Comment: The amount disclosed for “Incentive Fees (20% of investment income and capital gains)” is 2.19%. Please explain how this amount was estimated since the Fund does not have any historic operations.

Response:  The Fund advises the Staff that it has calculated the estimated Incentive Fee based on its estimated proceeds of $260,000,000 during the first twelve months of the offering. The Fund respectfully advises the Staff that using the expected proceeds from the first twelve month period more accurately reflects the annual costs to the investor during the twelve months following the commencement of the offering than the total aggregate offering amount.

Fees and Expenses — Example (Page 18)

17.        Comment: The preamble to the Example provides, in part, that “we have assumed we would have no additional leverage.” Footnote (6) to the fee table, however, states that the fee table assumes the Fund will borrow for investment purposes an amount equal to 46% of net assets. Please revise the preamble and footnote (6) to be consistent.

Response:  The Fund has revised the disclosure in the example on page 20 of the Amendment in response to the Staff’s comment.

18.        Comment: The Example includes the following caption to introduce the costs of an investment in the Fund: “You would pay the following expenses on a $1,000 investment, assuming 5% annual return from realized capital gains”. (Emphasis added.) The Incentive Fee line item in the fee table, however, includes a parenthetical stating that the Incentive Fee is “20% of investment income and capital gains”. (Emphasis added.) Inasmuch as the Example is not based solely on realized gains, please delete the “from realized capital gains” from the caption. In addition, the following language from the paragraph following the Example is confusing and does not appear to be accurate:

John M. Ganley, Esq.

January 9, 2015

Because the income portion of the Incentive Fee under the Investment Advisory Agreement is unlikely to be significant assuming a 5% annual return, the example assumes that the 5% annual return will be generated entirely through the realization of capital gains on our assets and, as a result, will trigger the payment of the capital gains portion of the Incentive Fee under the Investment Advisory Agreement. The income portion of the Incentive Fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example.

Please revise the language above to clarify and to eliminate any inaccuracies.

Response:  The Fund has revised the disclosure to clarify and eliminate any inaccuracies on page 20 of the Amendment in response to the Staff’s comment.

19.        Comment: The sixth sentence in the paragraph following the Example states, in part, that “reinvestment of dividends and other distributions under our dividend reinvestment plan may occur at a price per share that differs from net asset value.” The Example includes the following caption to introduce the costs of an investment. The disclosure in the section titled “Distribution Reinvestment Plan, on page 108, suggests, however, that reinvestments will be based on current net asset value. Please reconcile the disclosure concerning the Distribution Reinvestment Plan.

Response:  The Fund has revised the disclosure on page 20 of the Amendment in response to the Staff’s comments.

Compensation of the Dealer Manager and the Adviser (Page 19)

20.        Comment: This section estimates the amount of the Management Fee based on the maximum offering size to be $5,700,000. Please explain how this amount was determined and whether the Fund’s use of borrowings was considered in determining this amount.

Response:  The Fund advises the Staff that the estimated Management Fee is based on an expected offering size of $260,000,000 in the twelve months following the commencement of the offering. The Fund has revised the headings on pages 21-24 to clarify the amount on which the estimated fee is based.

John M. Ganley, Esq.

January 9, 2015

Risks Related to Our Investments — We may acquire various structured financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our stockholders. (Page 43)

21.        Comment: This section states that the Fund may use various types of derivative instruments for purposes of hedging against interest rate and currency exchange rate fluctuations and credit risk. Please inform us supplementally in your letter responding to these comments how derivatives will be valued for purposes of calculating the Fund’s net asset value and management fees. Also, please consider the staffs observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter is available at: http://www.sec.gov/divisions/investment/guidance/ici073010.pdf

Response:  The Fund advises the Staff that it will use derivatives on only a minimal basis, and the use of derivatives will not be part of the Fund’s principal investment strategy. Further, the Fund has considered the Staff’s observations concerning derivatives disclosure set forth in the letter from Barry D. Miller and believes that its disclosure is consistent with such guidance.

Portfolio Companies (Page 71)

22.        Comment: The investments set forth in this section are not included in the August 29, 2014 audited seed financial statements. Please file an audited schedule of investments for the investments acquired subsequent to the seed balance sheet date.

Response:  The Fund has included an audited special purpose schedule of investments as of September 5, 2014 in the Amendment.

23.        Comment: Please disclose the time period that is covered with regard to items (a) through (d) of footnote (2). The staff would expect this disclosure to cover at least the previous three years.

Response:  The Fund has revised footnote (2) to the portfolio company table on page 77 of the Amendment in response to the Staff’s comment.

John M. Ganley, Esq.

January 9, 2015

24.        Comment: Disclosure in footnote (6) states that the limited partnership units disclosed on page 72 relate to NSG Co-Invest (Bermuda) LP. Please explain why NSG Co-Invest (Bermuda) LP is not included in the “Description” column on page 72.

Response:  The Fund revised the disclosure on page 76 to include NSG Co-Invest (Bermuda) LP in the description column.

Investment Advisory Agreement and Fees — Investment and Asset Management Team (Page 75)

25.        Comment: Please disclose that information has been provided for each CCS Team member who is “jointly and primarily” responsible for day-to-day management of the Fund. Please explain to us why portfolio manager information has been provided for only two of the four CCS Team members.

Response:  The Fund is managed by the CCS Team using a team-based approach. However, Mr. Ernberg and Mr. Hall are the lead portfolio managers for the Fund and are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. To reflect this, the Fund has revised the disclosure on page 80 of the Amendment.

Investment Advisory Agreement and Fees — Compensation of the Adviser — Incentive Fees (Page 77)

26.        Comment: Please provide a graphic representation of the calculation of the income portion of the Incentive Fee at various hurdle rates.

Response: The Fund has revised the disclosure on page 83 of the Amendment in response to the Staff’s comment.

Determination of Net Asset Value (Page 101)

27.        Comment: Please disclose that net asset value will be determined within 48 hours prior to any sale of shares. See Section 23(b) of the Investment Company Act of 1940.

Response:  The Fund notes that Section 23(b) applies to a situation where shares are being issued at a price other than net asset value per share. In the instant case, shares are being issued at net asset value per share. As a result, the Fund respectfully submits that Section 23(b) does not apply and that the net asset value per share of the Fund’s common

John M. Ganley, Esq.

January 9, 2015

stock will be calculated on or as of the last business day during which the New York Stock Exchange is open for trading of each quarter or month, as applicable, which will coincide with the closing date of each offering under the Registration Statement. The Fund’s net asset value may also be calculated at such other times as the Board may determine.

Notes to Statement of Assets and Liabilities (Page F-4)

28.        Comment: Disclosure on Page 71 of the registration statement describes a capital contribution of $221,000,000 and purchase of $206,000,000 of investments on September 5, 2014. The auditor’s opinion on the seed financial statements was dated September 11, 2014. Please add a subsequent event footnote to the seed financial statements describing these material events that occurred prior to the issuance of the audit opinion.

Response:  The Fund advises the Staff that Note 3 – Organization Costs, Offering Costs and Transactions with Affiliates includes disclosure related to the September 5, 2014 transaction under the subheading “Transactions with Affiliates”. In addition, the Fund has included an audited special purpose schedule of investments as of September 5, 2014 in the Amendment that includes more detailed information regarding the assets purchased by the Fund on September 5, 2014.

Note 3 — Organization, Offering Costs and Transactions with Affiliates (Page F-5)

29.        Comment: This note makes several references to “organizational and operating costs” (Emphasis added). Based on the title of the footnote it appears that this disclosure was intended to relate to “initial organizational and offering costs”. Please revise the disclosure as appropriate.

Response:  While the Fund acknowledges that the references to “operating” should have been “offering” in Note 3 – Organization, Offering Costs and Transactions with Affiliates, because the auditors completed their audit of the seed stage financial statements on September 11, 2014, the Fund is unable to revise the disclosure as requested by the Staff. The Fund does, however, undertake to update the corresponding note in its future financial statements.

John M. Ganley, Esq.

January 9, 2015

30.        Comment: Please confirm that any initial organization or offering costs incurred by the advisor in excess of $1,500,000 will not be subject to future recapture. If there is a recapture provision, please disclose the terms of that provision in Note 3 and in a footnote to the fee table.

             Response:  The Fund hereby confirms that the offering costs incurred by the Adviser in excess of $1,500,000 will not be subject to future recapture. Further, the Fund advises the Staff that the agreement between the Fund and the Adviser regarding organizational and offering costs has subsequently changed, such that the Adviser will only be responsible for paying offering costs in excess of $1.5 million.

31.        Comment: Please explain to us why organization and offering costs were not included in the seed financial statements.

             Response:  The Fund advises the Staff that as of August 29, 2014, the date of the Fund’s seed stage financial statements, there was no formal commitment of external capital and the initial organizational and offering costs would be the responsibility of the Adviser, therefore no costs were recorded or accrued by the Fund.

GENERAL COMMENTS

32.        Comment: Please advise us whether FINRA has approved the underwriting terms of the Fund’s offering.

Response:  The Fund has submitted the requisite materials with FINRA and undertakes to advise the Staff once FINRA has approved of the underwriting terms of the offering.

33.        Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:  The Fund acknowledges the Staff’s comment.

34.        Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the

John M. Ganley, Esq.

January 9, 2015

Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

             Response:  The Fund does not intend to omit any information from the form of prospectus in reliance on Rule 430A under the Securities Act.

35.        Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  Although it has not done so yet, the Fund intends to submit an exemptive application to the Staff.

36.        Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:  The Fund acknowledges the Staff’s comment.

37.        Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:  The Fund acknowledges the Staff’s comment.

*        *        *

In connection with responding to the Staff’s comments on the Registration Statement, the Fund acknowledges that:

•	the Fund is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

John M. Ganley, Esq.

January 9, 2015

•	the Staff’s comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	The Fund may not assert the Staff’s comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

John M. Ganley, Esq.

January 9, 2015

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Stephani Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm